Exhibit 99.1

BitFuFu Announces September 2026 Bitcoin Production and Operational Updates

SINGAPORE, October 13, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for September 2026.

“September reflected the stability of our operating platform and our continued focus on operational efficiency. Daily Bitcoin production remained steady at 5.6 BTC, while self-mining production increased to 98 BTC from 88 BTC in August.” said Leo Lu, Chairman and CEO of BitFuFu. “Regarding the matters relating to the previous agreement in Ethiopia, the investment represents a limited portion of our overall asset base. The facility has been subject to local power curtailment, the effects of which have been reflected in our previously reported monthly operating results, with limited further impact on our Bitcoin production expected going forward. We believe this event’s incremental impact on the Company will be minimal, and we are well positioned to manage any necessary adjustments to further mitigate its effects.”

September 2026 Highlights (as of September 30, 2026)

	September 2026	August 2026
Bitcoin Held	1,388 BTC	1,373 BTC
Bitcoin Production	167 BTC	174 BTC
Daily Bitcoin Production	5.6 BTC	5.6 BTC
Self-Mining Production	98 BTC	88 BTC
Cloud Mining Production	69 BTC	86 BTC
Hashrate	19.4 EH/s	20.6 EH/s
Self-Owned Hashrate	3.8 EH/s	3.8 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	15.6 EH/s	16.8 EH/s
Average Fleet Efficiency	16.7 J/TH	16.7 J/TH
Power Capacity	324 MW	344 MW

Bitcoin Holdings and Production:

•	Bitcoin Held: 1,388 BTC, an increase of 15 BTC from August.

•	Bitcoin Production: 167 BTC (including 69 BTC from cloud mining and 98 BTC from self-mining), representing a 4.0% month-over-month decrease from 174 BTC in August. Daily Bitcoin production averaged 5.6 BTC in September, unchanged from August.

BitFuFu Announces September 2026 Bitcoin Production and Operational Updates

Hashrate Overview:

•	Total Hashrate Under Management: 19.4 EH/s.

o	Self-Owned Hashrate[1]: 3.8 EH/s, unchanged from August.

o	Hashrate from Third-Party Suppliers and Hosting Customers[1]: 15.6 EH/s.

•	Average Fleet Efficiency: 16.7 J/TH, maintaining the same level as in August.

Power and Infrastructure:

•	Total Power Capacity Under Management: 324 MW.

Update on Proposed Acquisition of Bitcoin Mining Facility in Ethiopia:

As previously disclosed on October 22, 2024, the Company, through its wholly-owned subsidiary, Finfront Holding Company, entered into an acquisition agreement (as amended and supplemented from time to time, the “Agreement”) with certain shareholders (the “Sellers”) of an Ethiopian company which owns and operates an 80-megawatt (MW) Bitcoin mining facility in Ethiopia (the “Target Company”), pursuant to which the Company agreed to acquire a majority stake in the Target Company (the “Proposed Acquisition”). The closing of the Proposed Acquisition is subject to a number of conditions precedent designated to protect the Company’s interests, including but not limited to the Target Company’s completion of certain asset consolidation, the Sellers’ completion of the required government filings in Ethiopia within the applicable timeframes, and the absence of any material adverse change in or undisclosed liability of the Target Company (the “Conditions Precedent”).

As of the date hereof, the Conditions Precedent have not all been satisfied or waived by the Company, and the Proposed Acquisition has not been consummated. In connection with the Proposed Acquisition, the Company has made cash payments in the aggregate amount of US$4,100,000 to the Sellers and has deployed approximately 13,700 units of BITMAIN ANTMINER S19 series mining machines (the “Deployed Machines”) to the mining facility related to the Target Company. The Deployed Machines collectively generate an aggregate hashrate of approximately 1.57 EH/s and carry a total net book value of US$1.74 million as of September 30, 2026, representing a small proportion of the Company’s total assets.

The Company has recently become aware that the Target Company is involved in a contractual dispute with its electric power supplier in Ethiopia (the “Supplier”). The Company is not a direct party to the underlying contract or dispute. On September 28, 2026, the Supplier notified the Target Company that, if the Target Company did not make certain payment to the Supplier within a ten (10)-day notice period, the Supplier intended to exercise certain security rights and take possession of the Target Company’s collateralized equipment and assets upon the expiration of such ten (10)-day notice period. To the best of the Company’s knowledge, as of the date hereof, the Target Company has not remitted the disputed amounts to the Supplier. Considering this, the Company promptly initiated an assessment of its response.

Based on this assessment, the Company believes there is a material risk that the Target Company may be unable to satisfy the relevant Conditions Precedent. Such failure could prevent the closing of the Proposed Acquisition on the currently contemplated terms, within the anticipated timeframe, or at all. In addition, if the dispute results in a change to the operating environment of the Deployed Machines, part of the Company’s mining operation arrangements may need to be adjusted accordingly; however, the Company believes it has the ability to address such changes through the reallocation of its existing resources.

To safeguard the security of its existing investments, the Company is currently evaluating its contractual rights and available remedies under the Agreement, including potential termination of the Agreement, commencement of arbitration against the Sellers, recovery of amounts paid and return of the Deployed Machines. The Company has full confidence in its ability to protect its legal and financial interests, as well as those of its shareholders. However, the final outcome of these matters remains uncertain, and the Company will continue to monitor the situation and provide further disclosures as necessary and appropriate under applicable obligations.

[1]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces September 2026 Bitcoin Production and Operational Updates

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

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